Exhibit 99.1

News Release

For Immediate Release

Stantec announces strong second quarter 2012 results and dividend

EDMONTON, AB (August 2, 2012) TSX, NYSE:STN

  Today, Stantec announced strong second quarter 2012 results, with several key items to highlight

•	Gross revenue increased 15.5% to C$476.2 million in Q2 12 from C$412.3 million in Q2 11.
•	EBITDA increased 13.5% to C$56.2 million in Q2 12 from C$49.5 million in Q2 11.
•	Net income increased 19.8% to C$30.8 million in Q2 12 from C$25.7 million in Q2 11.
•	Diluted earnings per share increased 19.6% to C$0.67 in Q2 12 from C$0.56 in Q2 11.
•	The Company declared a quarterly dividend of C$0.15 per share, payable on October 18, 2012 to shareholders of record on September 28, 2012.

“Our strong performance in the second quarter of 2012 speaks to the strength of our business model and resilience in the face of mixed economic conditions,” says Bob Gomes, Stantec president and chief executive officer. “Thanks to the support of our clients and hardworking staff, we continue to stay the course and remain focused on achieving our objectives for the remainder of the year.”

Stantec’s revenue growth in Q2 12 was strong compared to Q2 11 with gross revenue increasing 15.5% to C$476.2 million from C$412.3 million. EBITDA increased 13.5% to C$56.2 million from C$49.5 million. The Company’s net income for Q2 12 increased 19.8% to C$30.8 million from C$25.7 million in Q2 11, and diluted earnings per share increased 19.6% to C$0.67 in Q2 12 from C$0.56 in Q2 11. Net income was positively impacted by organic revenue growth and from acquisitions completed in 2011 and 2012, and by a decrease in administrative and marketing expenses as a percentage of net revenue. This is the fourth consecutive quarter where Stantec has achieved positive organic growth on a gross and net revenue basis.

Focus on Building Client Relationships and Offering Integrated Services

Stantec’s focus on client relationships has resulted in significant new projects with new and existing clients. For example, the Company’s relationships with the world’s top global energy and resource companies resulted in winning a project in northeast British Columbia at the proposed Suska and Sukunka mines, where Stantec will be providing environmental baseline and impact assessment, permitting, regional monitoring, engineering, and First Nations’ support services. As well, the breadth of Stantec’s portfolio and integrated services approach enable the Company to continue to win public-private partnership (P3) projects. For example, Stantec is part of the project team selected for the northeast expansion of Anthony Henday Drive, a 27-kilometer (17-mile), six- and eight-lane divided ring road in Edmonton, Alberta.

Stantec continues to secure projects in key sectors despite a softer market in 2012. For example, in the healthcare sector, Stantec recently secured a commission at the Cleveland Clinic in Cleveland, Ohio, to perform programming, architectural, and interior design services for a major expansion for the Taussig Cancer Institute, which was rated in the top ten among cancer programs in the United States by US News and World Report. The Company also continues to win new work in the industrial buildings and facilities sector, and was selected to provide integrated engineering and architectural services for infrastructure upgrades to Seaspan’s Vancouver, British Columbia shipyards. In the urban development sector, Stantec continues to successfully pursue opportunities in both the residential and nonresidential markets in Canada and the United States. For example, the Company secured a project with the Green Infrastructure Program in Philadelphia, Pennsylvania for the development of various stormwater best management practices that will reduce combined sewer overflows.

Continued Growth

In May, Stantec completed the acquisition of architecture and interior design firm PHB Group. Based in St. John’s, Newfoundland, the 35-person PHB Group will be Stantec’s first architectural presence in Atlantic Canada. PHB Group’s architectural services, provided on projects across Canada, will complement Stantec’s existing buildings engineering, geotechnical engineering, and environmental services presence in the Atlantic region. In May, Stantec also completed the acquisition of transportation consulting firm ABMB Engineers. Based in Baton Rouge, Louisiana, this 130-person firm also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. The addition of ABMB will help grow Stantec’s transportation practice in the US Southeast while providing a new presence for Stantec in Mississippi.

Additional Company Activity

In June, Stantec signed a letter of intent to acquire oil and gas and power consulting firm Cimarron Engineering Ltd. Based in Calgary, Alberta, with an additional office in Edmonton, Alberta, this 290-person firm will significantly enhance Stantec’s oil and gas and power practices throughout North America. The transaction is expected to close in August.

Stantec further strengthened its capital structure by successfully extending the maturity of its C$350 million revolving credit facility to 2016 and reducing its rates of borrowing. This facility also allows the Company access to an additional C$150 million under the same terms and conditions on approval from its lenders.

In addition, Stantec declared a quarterly dividend of C$0.15 per share, payable on October 18, 2012 to shareholders of record on September 28, 2012, reflecting the Company’s financial strength and ability to continue to grow revenue, complete strategic acquisitions, and generate cash flow from operations while providing enhanced shareholder returns.

Conference Call and Company Information

Stantec’s second quarter conference call, to be held Friday, August 3, at 8:00 AM MDT (10:00 AM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide the confirmation code 2600407 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 190 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure, and gross revenue and net revenue are additional IFRS measures. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2011 Financial Review.

This press release contains forward-looking statements concerning Stantec’s future financial performance, future growth, and future acquisitions activities. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets and the risk that the contemplated transactions will not close when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section and Caution Regarding Forward-Looking Statements in our 2011 Financial Review. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Media Contact Danny Craig Stantec Media Relations Tel: (949) 923-6085 danny.craig@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com

One Team. Integrated Solutions.

- Continued, Income Statement and Balance Sheet attached -

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	June 30 2012 $	December 31 2011 $

ASSETS
Current
Cash and short-term deposits	12,253	36,111
Trade and other receivables	333,592	310,669
Unbilled revenue	170,779	133,881
Income taxes recoverable	12,269	16,800
Prepaid expenses	11,287	13,908
Other financial assets	16,568	14,612
Other assets	4,455	3,172

Total current assets	561,203	529,153
Non-current
Property and equipment	106,859	107,853
Goodwill	520,841	509,028
Intangible assets	74,054	72,047
Investments in associates	2,739	2,365
Deferred tax assets	43,597	43,647
Other financial assets	59,738	61,606
Other assets	4,070	1,657

Total assets	1,373,101	1,327,356

LIABILITIES AND EQUITY
Current
Bank indebtedness	7,129	-
Trade and other payables	188,173	191,859
Billings in excess of costs	49,771	49,441
Current portion of long-term debt	34,912	59,593
Provisions	15,626	16,373
Other financial liabilities	1,670	5,042
Other liabilities	6,143	5,208

Total current liabilities	303,424	327,516
Non-current
Long-term debt	256,109	236,601
Provisions	41,677	42,076
Deferred tax liabilities	55,163	54,564
Other financial liabilities	2,515	2,257
Other liabilities	38,808	37,191

Total liabilities	697,696	700,205

Shareholders’ equity
Share capital	232,040	226,744
Contributed surplus	14,962	14,906
Retained earnings	439,808	397,847
Accumulated other comprehensive loss	(11,508)	(12,449)

Total equity attributable to equity holders of the Company	675,302	627,048

Non-controlling interests	103	103

Total equity	675,405	627,151

Total liabilities and equity	1,373,101	1,327,356

Consolidated Statements of Income

(Unaudited)

	For the quarter ended June 30		For the two quarters ended June 30

(In thousands of Canadian dollars, except per share amounts)	2012 $	2011 $	2012 $	2011 $

Gross revenue	476,243	412,347	915,294	821,003
Less subconsultant and other direct expenses	79,633	69,990	147,804	141,854

Net revenue	396,610	342,357	767,490	679,149
Direct payroll costs	181,216	153,675	350,375	302,569

Gross margin	215,394	188,682	417,115	376,580
Administrative and marketing expenses	158,634	138,426	312,519	280,451
Depreciation of property and equipment	6,728	6,881	13,176	13,348
Amortization of intangible assets	4,915	4,647	9,586	9,331
Net interest expense	2,441	2,756	4,654	4,973
Other net finance expense	644	727	1,494	1,403
Share of income from associates	(515)	(161)	(805)	(348)
Foreign exchange loss (gain)	306	199	27	(392)
Other expense (income)	77	(6)	190	(41)

Income before income taxes	42,164	35,213	76,274	67,855

Income taxes
Current	10,098	8,687	19,316	17,033
Deferred	1,286	820	1,278	1,288

Total income taxes	11,384	9,507	20,594	18,321

Net income for the period	30,780	25,706	55,680	49,534

Weighted average number of shares outstanding – basic	45,727,219	45,736,514	45,647,581	45,753,235

Weighted average number of shares outstanding – diluted	45,727,219	45,856,614	45,647,581	45,909,137

Shares outstanding, end of the period	45,751,251	45,691,852	45,751,251	45,691,852

Earnings per share
Basic	0.67	0.56	1.22	1.08

Diluted	0.67	0.56	1.22	1.08